UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

KMG CHEMICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

482564101

(CUSIP Number)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 482564101	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Vulcan Value Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,131,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,247,358
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,247,358
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.83%
12.	TYPE OF REPORTING PERSON IA

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CUSIP No. 482564101	Page 3 of 5 Pages

SCHEDULE 13G/A

Item 1.

(a)	Name of Issuer:

KMG Chemicals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

9555 West Sam Houston Parkway South

Suite 600

Houston, Texas 77099

Item 2.

(a)	Name of Person Filing:

Vulcan Value Partners

(b)	Address of Principal Business Office, or if None, Residence:

3500 Blue Lake Drive

Suite 400

Birmingham AL 35243

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

Item 4. Ownership.

(a)	Amount Beneficially Owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of Class:

Incorporated by reference from Item 11 of the Cover Page.

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CUSIP No. 482564101	Page 4 of 5 Pages

(c)	Number of Shares as to Which Such Person has:

(i)	Sole Power to Vote or Direct the Vote.

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared Power to Vote or to Direct the Vote.

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared Power to Dispose or to Direct the Disposition of.

Incorporated by reference from Item 8 of the Cover Page.

Item 5. Ownership of Five Percent (5%) or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

Various persons, including the investment companies and owners of the separate accounts to which Vulcan Value Partners, LLC (“Vulcan”) serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. As of April 30, 2013, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan Value Partners, LLC owned 6.98% of the outstanding shares of KMG Chemicals, Inc.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 482564101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2013
Date

Vulcan Value Partners, LLC

By:	/s/ F. Hampton McFadden, Jr.
Name:	F. Hampton McFadden, Jr.
Title:	Chief Compliance Officer